Exhibit 4.38

TAX SHARING AGREEMENT

by and between

ClearWave N.V.

and

Mobifon Holdings B.V.

Dated as of March 15, 2004

TABLE OF CONTENTS

Article 1	Preparation of Financials	4

Article 2	First Application	4

Article 3	Determination of Tax Profit or Loss	4

Article 4	Tax Refund to Parent	4

Article 5	Tax Refund to Subsidiary	4

Article 6	Reassessment; Reconciliation	5

Article 7	Termination	5

Article 8	Miscellaneous	5

Article 9	Applicable law – Dispute Settlement	5

TAX SHARING AGREEMENT

THIS TAX SHARING AGREEMENT (THE “AGREEMENT”) IS EFFECTIVE AS OF MARCH 15, 2002 (THE “EFFECTIVE DATE”),

BY AND AMONG:

1.                                       ClearWave N.V. a private company with limited liability incorporated under the laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and with its principal place of business at Strawinskylaan 707, 1077 XX, Amsterdam, the Netherlands, hereinafter referred to as “Parent”,

and

2.                                       Mobifon Holdings B.V. a private company with limited liability incorporated under the laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and with its principal place of business at Strawinskylaan 707, 1077 XX, Amsterdam, the Netherlands, hereinafter referred to as “Subsidiary”,

Parent and Subsidiary hereinafter collectively being referred to as the “Parties”.

WHEREAS:

•                                          Parent is holder of all issued and outstanding shares in Subsidiary;

•                                          Parent and Subsidiary are treated as a fiscal unity under article 15 of the Dutch Corporation Tax Act as of March 15, 2002, being the date of incorporation of Subsidiary by Parent.  As a consequence all corporation tax assessment for the unity are directed at the Parent; and

•                                          Parent and Subsidiary desire to agree upon a method of determining the financial consequences of filing the corporation tax return as a fiscal unity. Since each party is a legal entity with its own profit and loss account, parties desire to agree upon an allocation of the tax paid by the unity in a manner that property reflects the share of tax that should be borne by each of the separate entities of the unity.

NOW THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

Article 1                                               Preparation of Financials

Each Party will annually prepare stand alone balance sheet and profit and loss accounts as determined by application of the rules and regulations of the Dutch Corporation Tax Act 1969, using the methods and prudence rules (In Dutch: Goel Koopmansgebruik) as used by the parent in the corporation tax return of the unity, as if the fiscal unity does not exist.

Article 2                                               First Application

This tax profit and loss account and balance sheet will be first determined for the tax year 2002, being the first year in which Parent and Subsidiary are treated as a fiscal unity under article 15 of the Dutch Corporation Tax Act 1969.

Article 3                                               Determination of Tax Profit or Loss

Each party will determine the amount of tax payable to or due by the tax authorities based on the aforementioned tax profit and loss accounts and balance sheets for all the relevant years, as if the fiscal unity does not exist.

Article 4                                               Tax Refund to Parent

If with respect to Parent, based on the stand alone tax profit and loss accounts and balance sheets, any tax would have been due but for the circumstance that it is part of the fiscal unity. Parent will be due such same amount to Subsidiary within 6 months after the end of the tax year.

Article 5                                               Tax Refund to Subsidiary

If with respect to Subsidiary, based on the stand alone tax profit and loss accounts and balance sheets, any tax would have been due but for the circumstance that it is part of the fiscal unity.  Subsidiary will be due such same amount to Parent within 6 months after the end of the tax year.

Article 6                                               Reassessment; Reconciliation

If upon audit by the tax authorities or due to agreements with the tax authorities or as a result from litigation or otherwise in final assessment, the tax profit and loss and balance sheet of Parent and or Subsidiary do not properly reflect the tax position of Parent and or Subsidiary had it not been part of the fiscal unity. Parent respectively Subsidiary will amend its tax profits and loss account to reflect such final assessment. If tax profit and loss accounts need to be restated, reconciliatory payments between Parent and Subsidiary will take place within three months after the tax assessment has become final.

Article 7                                               Termination

This Agreement may be terminated by either party given at least one month’s prior written notice to the other party. In such event termination shall take effect as per the tax year starting following the year in which the written notice was given. In any event this Agreement shall terminate as per the date the fiscal unity under article 15 of the Dutch Corporation Tax Act 1969 shall terminate with respect to Parent and Subsidiary.

Article 8                                               Miscellaneous

This Agreement may be executed in two (2) or more counterparts, all of which, taken together, shall be effective as if all signatures on the counterparts were on a single copy of this Agreement.

Article 9                                               Applicable law – Dispute Settlement

This Agreement is construed by and shall be governed in accordance with the laws of the Netherlands.

Any dispute, controversy or claim arising under, out of, or relating to, this Agreement, shall be referred to the competent court in Amsterdam, the Netherlands.

THUS AGREED UPON AND, IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THIS AGREEMENT TO BE EXECUTED ON MARCH 19, 2004 TO BE EFFECTIVE AS OF THE EFFECTIVE DATE.

ClearWave N.V.

/s/ Mr Kees van Ravenhorst
Name:	Mr Kees van Ravenhorst
Managing Director

MobiFon Holdings B.V.

/s/ ClearWave N.V.
Name:	ClearWave N.V.
Title:	Managing Director